UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

LOXO ONCOLOGY, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

548862101

(CUSIP Number)

OrbiMed Advisors LLC
OrbiMed Capital GP V LLC
Samuel D. Isaly

601 Lexington Avenue, 54th Floor
New York, NY 10022
Telephone: (212) 739-6400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 31, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 548862101		Page 2 of 13 Pages

1		NAME OF REPORTING PERSONS OrbiMed Advisors LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,175,857
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,175,857
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,175,857
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.65%*
14		TYPE OF REPORTING PERSON (See Instructions) IA

_______________________

*This percentage is calculated based upon 15,940,987 shares of the Issuer’s Common Stock (defined below) outstanding, as set forth in the Issuer’s prospectus, dated July 31, 2014, filed with the SEC (defined below) on August 1, 2014. The number of shares of Common Stock outstanding gives effect to the Issuer’s initial public offering and the private placement conducted concurrently therewith but not the underwriters’ over-allotment option to purchase up to 789,230 shares of Common Stock.

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SCHEDULE 13D

CUSIP No. 548862101		Page 3 of 13 Pages

1		NAME OF REPORTING PERSONS OrbiMed Capital GP V LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,175,857
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,175,857
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,175,857
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.65%*
14		TYPE OF REPORTING PERSON (See Instructions) OO

_______________________

* This percentage is calculated based upon 15,940,987 shares of the Issuer’s Common Stock outstanding, as set forth in the Issuer’s prospectus, dated July 31, 2014, filed with the SEC on August 1, 2014. The number of shares of Common Stock outstanding gives effect to the Issuer’s initial public offering and the private placement conducted concurrently therewith but not the underwriters’ over-allotment option to purchase up to 789,230 shares of Common Stock.

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SCHEDULE 13D

CUSIP No. 548862101		Page 4 of 13 Pages

1		NAME OF REPORTING PERSONS Samuel D. Isaly
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,175,857
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,175,857
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,175,857
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.65%*
14		TYPE OF REPORTING PERSON (See Instructions) IN

_______________________

* This percentage is calculated based upon 15,940,987 shares of the Issuer’s Common Stock outstanding, as set forth in the Issuer’s prospectus, dated July 31, 2014, filed with the SEC on August 1, 2014. The number of shares of Common Stock outstanding gives effect to the Issuer’s initial public offering and the private placement conducted concurrently therewith but not the underwriters’ over-allotment option to purchase up to 789,230 shares of Common Stock.

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Item 1. Security and Issuer

This Schedule 13D (the “Statement”) relates to the common stock, par value $0.0001 per share, of Loxo Oncology, Inc. (the “Common Stock”), a corporation organized under the laws of the state of Delaware (the “Issuer”), with its principal executive offices located at One Landmark Square, Suite 1122, Stamford, CT 06901. The Common Stock is listed on the NASDAQ Global Market under the ticker symbol “LOXO.” Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background

(a) This Statement is being filed by OrbiMed Advisors LLC (“Advisors”), a limited liability company organized under the laws of Delaware, OrbiMed Capital GP V LLC (“GP V”), a limited liability company organized under the laws of Delaware, and Samuel D. Isaly (“Isaly”), an individual (collectively, the “Reporting Persons”).

(b) – (c) Advisors, a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the sole managing member of GP V, which is the sole general partner of OrbiMed Private Investments V, LP (“OPI V”), which holds shares of Common Stock, as more particularly described in Item 3 below. Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

GP V has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

Isaly, a natural person, is the managing member of Advisors and owns a controlling interest in Advisors.

The directors and executive officers of Advisors and GP V are set forth on Schedules I and II, attached hereto. Schedules I and II set forth the following information with respect to each such person:

(i) name;

(ii) business address;

(iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv) citizenship.

(d) – (e) During the last five years, neither the Reporting Persons nor any Person named in Schedule I or II have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Isaly is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration1

On and prior to the close of September 19, 2013, Advisors purchased 852,273 shares of Series A Preferred Stock of the Issuer, of which (i) Advisors purchased 568,183 shares of Series A Preferred Stock directly from the Issuer and (ii) Advisors purchased 284,090 shares of Series A Preferred Stock from Aisling Capital III, LP. On and prior to the close of December 10, 2013, Advisors and GP V, pursuant to their authority under the limited partnership agreement of OPI V, as more particularly referred to in Item 6 below, caused OPI V to purchase from Advisors the 852,273 shares of Series A Preferred Stock of the Issuer owned by Advisors. Upon completion of the Issuer’s initial public offering, each share of Series A Preferred Stock of the Issuer automatically converted on a 1-for-1 basis into Common Stock.

[1]	The shares of Series A Preferred Stock and Series B Preferred Stock of the Issuer referenced in this Statement give effect to the 1.5625-for-1 forward stock split of the Series A Preferred Stock and the Series B Preferred Stock that was effected on July 21, 2014.

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On and prior to the close of March 18, 2014, Advisors and GP V, pursuant to their authority under the limited partnership agreement of OPI V, as more particularly referred to in Item 6 below, caused OPI V to purchase 710,226 shares of Series A Preferred Stock of the Issuer. Upon completion of the Issuer’s initial public offering, each share of Series A Preferred Stock of the Issuer automatically converted on a 1-for-1 basis into Common Stock.

On and prior to the close of April 24, 2014, Advisors and GP V, pursuant to their authority under the limited partnership agreement of OPI V, as more particularly referred to in Item 6 below, caused OPI V to purchase 337,973 shares of Series B Preferred Stock of the Issuer. Upon completion of the Issuer’s initial public offering, each share of Series B Preferred Stock of the Issuer automatically converted on a 1-for-1 basis into Common Stock.

On July 31, 2014, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “SEC”) by the Issuer (SEC File No. 333-197123) in connection with its initial public offering of 5,261,538 shares of Common Stock was declared effective (the “Registration Statement Effective Date”).

The closing of the offering took place on August 6, 2014, and at such closing Advisors and GP V, pursuant to their authority under the limited partnership agreements of OPI V, as more particularly referred to in Item 6 below, caused OPI V to purchase 275,385 shares of Common Stock at the initial public offering price of $13 per share.

The source of funds for such purchases was the working capital of OPI V and capital contributions made to OPI V.

As a result of the transactions described in this Item 3, the Reporting Persons may be deemed to be the beneficial owners of approximately 13.65% of the outstanding shares of Common Stock. GP V, as the general partner of OPI V, may be deemed to be the beneficial owner of approximately 13.65% of the shares of Common Stock. Advisors, as the managing member of GP V, may be deemed to be the beneficial owner of approximately 13.65% of the shares of Common Stock. Isaly, as the managing member of Advisors and the owner of a controlling interest in Advisors, may be deemed to be the beneficial owner of approximately 13.65% of the shares of Common Stock. None of the Reporting Persons have acquired or disposed of any additional shares of Common Stock since August 6, 2014.

Item 4. Purpose of Transaction

The Reporting Persons caused OPI V to acquire shares of the Issuer for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business on behalf of OPI V.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s shares of Common Stock in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Common Stock or otherwise, they may acquire shares of Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the shares of Common Stock currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Statement, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person; (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

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Item 5. Interest in Securities of the Issuer

(a)-(b) As of the date of this filing, the Reporting Persons may be deemed, for purposes of Rule 13d-3 of the Act, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the shares of Common Stock described in Item 3 above. Based upon information contained in the Issuer’s prospectus, dated July 31, 2014, filed with the SEC on August 1, 2014, such Common Stock constitutes approximately 13.65% of the issued and outstanding shares of Common Stock. Advisors, pursuant to its authority as the sole managing member of GP V, the sole general partner of OPI V, may be deemed to indirectly beneficially own the shares of Common Stock held by OPI V. GP V, pursuant to its authority as the general partner of OPI V, may be deemed to indirectly beneficially own the shares of Common Stock held by OPI V. Isaly, pursuant to his authority as the managing member of Advisors and owner of a controlling interest in Advisors, pursuant to its limited liability company agreement, may also be deemed to indirectly beneficially own the shares of Common Stock attributable to Advisors. As a result, Isaly, Advisors and GP V share the power to direct the vote and to direct the disposition of the shares of Common Stock described in Item 3 above.

(c) Except as disclosed in Item 3, the Reporting Persons have not effected any transactions in the shares during the past sixty (60) days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Items 2, 3 and 5 above, GP V is the sole general partner of OPI V, pursuant to the terms of the limited partnership agreement of OPI V. Advisors is the sole managing member of GP V, pursuant to the terms of the limited liability company agreement of GP V. Pursuant to these agreements and relationships, Advisors and GP V have discretionary investment management authority with respect to the assets of OPI V. Such authority includes the power of GP V to vote and otherwise dispose of securities purchased by OPI V. The number of outstanding shares of Common Stock attributable to OPI V is 2,175,857 shares of Common Stock. Advisors may be considered to hold indirectly 2,175,857 shares of Common Stock, and GP V may be considered to hold indirectly 2,175,857 shares of Common Stock. Isaly, pursuant to his authority as the managing member of, and owner of a controlling interest in, Advisors, also has shared discretionary power to direct the vote and the disposition of the securities of the Issuer held by OPI V.

David Bonita (“Bonita”), a Private Equity Partner at Advisors, has been a member of the Board of Directors of the Issuer since September 2013, and, accordingly, the Reporting Persons may have the ability to affect and influence control of the Issuer. On July 31, 2014, Bonita was the recipient of a grant of options to purchase 15,625 shares of Common Stock. From time to time, Bonita may receive additional stock options or other awards of equity-based compensation pursuant to the Issuer’s compensation arrangements for non-employee directors. Pursuant to an agreement with the Reporting Persons, Bonita is obligated to transfer any shares of Common Stock issued under any such stock options or other awards to the Reporting Persons, which will distribute such shares to OPI V.

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Lock-up Agreement

In connection with the Issuer’s initial public offering, Cowen and Company, LLC (“Cowen”), Stifel, Nicolaus & Company, Incorporated (“Stifel” and together with Cowen, the “Representatives”) and OPI V entered into a Lock-Up Agreement (the “Lock-Up Agreement”). The Lock-Up Agreement provides that, subject to limited exceptions, without the prior written consent of the Representatives, OPI V will not, for a period of 180 days from the date of the Underwriting Agreement between the Issuer and the Representatives (the “Lock-Up Period”), (1) offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of, or announce the intention to otherwise dispose of, any shares of Common Stock (including, without limitation, Common Stock which may be deemed to be beneficially owned (as such term is used in Rule 13d-3 of the Act) by OPI V) or any other securities convertible into or exercisable or exchangeable for Common Stock, (2) enter into any swap, hedge or other similar agreement or arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock or other securities of the Issuer described in clause (1) above, whether now owned or hereafter acquired by OPI V or with respect to which OPI V has or hereafter acquires the power of disposition or (3) engage in any short selling of the Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock.

After the Lock-Up Agreement expires, OPI V’s shares of Common Stock will be eligible for sale in the public market, subject to any applicable limitations under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), and other applicable United States securities laws. OPI V, along with certain other holders of the Issuer’s Common Stock party to the Investor Rights Agreement (as defined below), will be entitled to rights with respect to the registration of their shares. Registration of these shares would result in the shares becoming freely tradable without restriction, except for shares purchased by affiliates.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Lock-Up Agreement, a copy of which is filed as Exhibit 2 and incorporated herein by reference.

Amended and Restated Investor Rights Agreement

OPI V and certain other stockholders of the Issuer entered into an amended and restated investor rights agreement with the Issuer (“Investor Rights Agreement”), dated as of July 21 2014. Pursuant to the Investor Rights Agreement and subject to the terms and conditions therein, the parties agreed that:

Demand Registration Rights

After the expiration of the 180-day period following the Registration Statement Effective Date, the holders of a majority of the shares covered by the Investor Rights Agreement, or their transferees, can, on not more than three occasions, request that the Issuer register all or a portion of their shares. Such request for registration must cover a number of shares with an anticipated aggregate offering price, net of selling expenses, of at least $10.0 million. The Issuer will not be required to effect a demand registration during the period that is 60 days before the Issuer’s good faith estimate of the date of filing of, and ending on a date that is 180 days after the effective date of, a company-initiated registration statement relating to an initial public offering of its securities, provided that the Issuer is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective.

Piggyback Registration Rights

The Investor Rights Agreement further provides that, in the event that the Issuer determines to register any of its securities under the Securities Act, either for its own account or for the account of other security holders, the stockholders who are party to the Investor Rights Agreement, including OPI V, will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. These rights do not apply with respect to a registration related to employee benefit plans, the offer and sale of debt securities, or corporate reorganizations or certain other transactions.

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Form S-3 Registration Rights

The stockholders who are party to the Investor Rights Agreement, including OPI V, will be entitled to make a written request that the Issuer register their shares on Form S-3 (an “S-3 Demand Request”) if the Issuer is eligible to file a registration statement on Form S-3 and if the aggregate price to the public, net of selling expenses, is at least $750,000. These stockholders may make an unlimited number of S-3 Demand Requests; provided however, the Issuer will not have to effect a registration pursuant to an S-3 Demand Request if the Issuer has effected two (2) registrations pursuant to S-3 Demand Requests within the twelve (12) month period immediately preceding the date of such S-3 Demand Request. The Issuer will also not be required to effect an S-3 Demand Request during the period that is 30 days before the Issuer’s good faith estimate of the date of filing of, and ending on a date that is 90 days after the effective date of, a company-initiated registration statement relating to an initial public offering of its securities, provided that the Issuer is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective.

Expenses of Registration

The Issuer will pay the registration expenses of the holders of the shares registered pursuant to the demand, piggyback and Form S-3 registration rights described above.

Indemnification

The Investor Rights Agreement contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to the Issuer, and the selling stockholders are obligated to indemnify the Issuer for material misstatements or omissions attributable to them.

Termination of Registration Rights.

OPI V’s demand, piggyback and Form S-3 registration rights described above generally will terminate upon the earlier of: (i) the date seven years following the Issuer’s initial public offering; (ii) a Deemed Liquidation Event (as defined in the Issuer’s Restated Certificate of Incorporation) or Stock Sale (as defined in the Investor Rights Agreement); or (iii) such time as all of the Registrable Securities (as defined in the Investor Rights Agreement) of the Issuer held by OPI V may be sold without any restriction on volume or manner of sale in any three-month period pursuant to Rule 144.

The foregoing description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Investor Rights Agreement, a copy of which is filed as Exhibit 3 and incorporated herein by reference.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7. Materials to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP V LLC and Samuel D. Isaly
2.	Form of Lock-Up Letter Agreement (incorporated by reference to Exhibit I of Exhibit 1.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 (SEC 333-197123), filed with the SEC on July 21, 2014).
3.	Amended and Restated Investor Rights Agreement by and among the Issuer and each of the persons listed on Schedule A thereto, dated as of July 21, 2014 (incorporated by reference to Exhibit 4.2 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 (SEC 333-197123), filed with the SEC on July 21, 2014).
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SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2014

OrbiMed Advisors LLC a Delaware Limited Liability Company

By:	/s/ Samuel D. Isaly
	Name:	Samuel D. Isaly
	Title:	Managing Member

OrbiMed Capital GP V LLC a Delaware Limited Liability Company

By:	OrbiMed Advisors LLC A Delaware Limited Liability Company and its Managing Member

By:	/s/ Samuel D. Isaly
	Name:	Samuel D. Isaly
	Title:	Managing Member

By:	/s/ Samuel D. Isaly
	Name:	Samuel D. Isaly

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Schedule I

The name and present principal occupation of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below. Unless otherwise noted, each of these persons are United States citizens and have as their business address 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation
Samuel D. Isaly	Managing Member	Managing Member OrbiMed Advisors LLC
Carl L. Gordon	Member	Member OrbiMed Advisors LLC
Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC
Jonathan T. Silverstein	Member	Member OrbiMed Advisors LLC
W. Carter Neild	Member	Member OrbiMed Advisors LLC
Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC
Evan D. Sotiriou	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

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Schedule II

The business and operations of OrbiMed Capital GP V LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth on Schedule I attached hereto.

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EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP V LLC and Samuel D. Isaly
2.	Form of Lock-Up Letter Agreement (incorporated by reference to Exhibit I of Exhibit 1.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 (SEC 333-197123), filed with the SEC on July 21, 2014).
3.	Amended and Restated Investor Rights Agreement by and among the Issuer and each of the persons listed on Schedule A thereto, dated as of July 21, 2014 (incorporated by reference to Exhibit 4.2 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 (SEC 333-197123), filed with the SEC on July 21, 2014).
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EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on this Schedule 13D, dated August 8, 2014 (the “Schedule 13D”), with respect to the Common Stock, of Loxo Oncology, Inc. is filed, and all amendments thereto will be filed, on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to this Schedule 13D. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 8th day of August, 2014.

OrbiMed Advisors LLC a Delaware Limited Liability Company

By:	/s/ Samuel D. Isaly
	Name:	Samuel D. Isaly
	Title:	Managing Member

OrbiMed Capital GP V LLC a Delaware Limited Liability Company

By:	OrbiMed Advisors LLC A Delaware Limited Liability Company and its Managing Member

By:	/s/ Samuel D. Isaly
	Name:	Samuel D. Isaly
	Title:	Managing Member

Samuel D. Isaly

By:	/s/ Samuel D. Isaly
Samuel D. Isaly

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